June 23, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Mail Stop 4561

Attention:	Joyce Sweeney
Michael Johnson
Barbara Jacobs
Patrick Gilmore

Re:	Rackspace Hosting, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 333-150469

Ladies and Gentlemen:

We are submitting this letter on behalf of Rackspace Hosting, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 23, 2010 (the “Staff Letter”) relating to the Company’s Annual Report on Form 10-K (File No. 001-34143) (the “10-K”).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.

Item 1 - Business

Intellectual Property Rights. page 7

1.
We note your disclosure in Risk Factors that the availability of third-party software is material to your operations. The intellectual property section of your Form 10-K should be expanded to discuss the importance of your software licenses to your business, as well as the duration of any licenses. Refer to Item 101 (c)(l)(iv) of Regulation S-K.

Rackspace licenses a variety of third party software, such as operating systems, database, monitoring, backup, virtualization, email and security applications, and other application software, from a number of different vendors. We then use the software to provide services to our customers. Generally, the software solutions we select are those that we believe to provide the most value to our customers. However, there are a variety of alternative software products available in the marketplace for most of the software solutions we currently license. Therefore, for most of the software solutions in place, we could change our software solution vendor without materially impacting our overall operations.

While the loss of certain of our third party software products might result in an adverse impact on our operations, we have secured the availability of such products contractually through 2012 and we believe that such products will continue to be available on commercially reasonable terms. Given the fact that we have contractually secured our ability to purchase our most critical software licenses and believe our other licensing agreements are either immaterial or easily replaceable, we propose to add appropriate disclosure regarding the importance of third party software licenses to our operations in the Intellectual Property section of future filings.

 Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years ended December 31, 2008 and December 31, 2009

2.
We note your disclosure here and on pages 44 and 81 that you reversed a previously recorded obligation relating to an unresolved contractual issue with a vendor during the fourth quarter of 2009. Please tell us the following:

•	the nature of the unresolved contractual issue;

•	how you determined the obligation should have been recorded;

•	how the amount of the obligation was determined;

•	your basis for concluding that the obligation was no longer probable; and

•	your basis for reversing the obligation, including the specific accounting guidance upon which you relied.

We acknowledge the Staff’s comment and offer the following supplemental information in response to each of the five points.

Nature of the Unresolved Contractual Issue and Determination of Obligation and Amount

While fulfilling an internal operational request for historical information, we discovered some discrepancies with information previously used to estimate our payment obligations under a vendor contract.  Under the terms of the contract, no corrective action for the prior periods was required. We then proceeded to utilize the information to reassess our estimation process and our self reporting of usage to that vendor on a going forward basis. Pursuant to the contract, the vendor had the right to audit our usage information and if a significant deviation was discovered through the audit, the vendor had the right to recover the underreported usage fees and certain penalties. As a result of this review and our assessment of the likely outcomes, in the fourth quarter of 2007 we recorded a $2.1 million charge as cost of revenue and a loss contingency liability with respect to this matter in accordance with ASC 450-20-25-2.  The amount recorded represented the low end of the potential range of exposure that we determined existed.

Conclusion that the Obligation was no Longer Probable and the Basis for Reversal

We relied upon ASC 450-20-25-2 and ASC 855-10-25-1 to reach our conclusion to reverse the obligation as of December 31, 2009 as we assessed the probability of any associated loss to be remote. This assessment was based upon the expiration of the audit period (which occurred subsequent to the balance sheet date but prior to the issuance of the financial statements), and accordingly, we concluded that it was no longer probable that a liability existed as of December 31, 2009 (the date of the financial statements).  The expiration of the audit period was considered a subsequent event that provided additional evidence about conditions that existed at the date of the balance sheet.  As required under ASC 450-20-25-2 and ASC 855-10-25-1, during the fourth quarter we reversed the amount that had previously been accrued. The situation was considered to be analogous to ASC 855-10-55-1a in which the events that gave rise to the contractual issue took place before the balance sheet date and the contractual issue was resolved (via the expiration of the audit period) after the balance sheet date but before the financial statements were issued.  In such a scenario, the settlement or resolution should be considered in estimating the amount of the liability recognized in the financial statements at the balance sheet date.

Liquidity and Capital Resources

Operating Activities, page 46

3.
We note your disclosure that the change in deferred revenues between 2008 and 2009 is primarily due to the company billing fewer customers for setup fees as well as fewer customers prepaying for their services. Please tell us the reasons for the decrease in billing customers for setup fees, such as whether you had a policy change related to billing customers for setup fees or if this was related to a general decrease in new customers. To the extent that this change is a known trend that is expected to continue, tell us what consideration you gave to including disclosure in your MD&A discussing such prospective matters, to the extent material. Refer to Section III.B.3 of SEC Release 33-8350.

We respectfully advise the Staff that there have not been any changes to our company policy regarding the billing for setup fees.  We negotiate arrangements with our customers pursuant to which we may charge a non-refundable setup fee. The amount of setup fees charged a customer depends on a number of factors including: complexity and size of the transaction, initial investment required to support the customer and the underlying technology. However, we do not consider the setup fee a discrete earnings event; and therefore, the terms, conditions and amount of the fees are typically negotiated with the pricing of the hosting services to be performed over the term of the arrangement.  Various business factors influence how we structure payment terms with our customers and the trend has moved towards fewer setup fee charges.  As an example, in exchange for a greater setup fee, we may be willing to receive a lower recurring monthly fee, or vice versa.  In addition, setup fees and the recurring hosting services are deemed a single element of accounting.

During 2009, setup fees also decreased as a result of the addition of fewer customers in our Dedicated Hosting operating segment as net customer additions decreased from 3,026 in 2008 to 824 in 2009.  The decrease in the growth of these customer additions was primarily due to the impact of economic conditions, slower business growth in the small to medium size technology market, and a general decrease in IT spending.

While we have seen a decline in setup fees, we do not believe the trend is material. The deferred revenue balance related to setup fees was approximately $8.4 million and $6.1 million as of December 31, 2008 and 2009, respectively.  In addition, setup fees originally deferred and then recognized in the income statement constituted 1.0% and 0.9% of net revenue in 2008 and 2009, respectively.  Lastly, for 2009 setup fee revenue grew year-over-year at a rate of 15% and total net revenue grew approximately 18%.  Setup fees are one component of our revenue model and as such we have provided the reader of the financial statements certain disclosure around the change in the balance, but we consider the amounts and trends to be immaterial to the financial statements.

We believe that the trend of charging customers for setup fees will continue to be influenced by the factors previously discussed, but because the impact is not considered material and ongoing trends are uncertain, we have elected to not provide additional disclosure. We will continue to monitor our setup fees and if we believe a trend emerges that is more certain and becomes material to the point where it may influence an investor’s decision, we will disclose as much in our future filings.

Item 7A - quantitative and Qualitative Disclosures About Market Risk

Power Prices, page 57

4.
 We note your disclosure that you entered into fixed price contracts with the providers of electricity for your Grapevine data center and your Slough U.K. data center. For each fixed price contract, please tell us the following:

•	describe for the terms of the contract;

•	how you considered paragraphs ASC 815-10-55-5 through 55-7 in determining whether the contract has a notional amount;

•	how you considered whether the contract qualifies for the normal purchases and normal sales scope exception as described in paragraphs ASC ###-##-#### through 15-51;

•	if the contract does not meet any of the scope exceptions, how you considered whether the contract meets the definition of a derivative, as defined in ASC 815-10-15-83 and

•	describe for us the contemporaneous documentation created upon entering into the contract.

We acknowledge the Staff’s comment and offer the following supplemental information in response to each of the five points.

Terms of the contracts

Grapevine – Under the terms of the power agreement for our Grapevine data center, entered into in August 2008, we receive power at a fixed rate. The agreement was set to expire in January 2010, but has been extended for an additional 19 months. The agreement includes fixed usage thresholds per month, which are based on historical analysis and integrates a 20% tolerance for over/under usage.  If usage exceeds the threshold, the excess amount is charged at 105% of the market rate, and if it is under the threshold, we must pay the shortfall, if the shortfall calculation yields a positive result. The shortfall is calculated as the power usage shortage multiplied by the contract price less 95% of the current market price.

Slough – Under the terms of the power agreement for our Slough data center signed on June 1, 2009, we receive power at a fixed rate. The agreement was set to expire on May 31, 2010, but has been extended for an additional 12 months. The agreement does not include a minimum quantity. However, the contract has an estimate of forecasted use, which essentially would equate to a notional amount.  The absence of a minimum quantity makes this contract similar to the example in ASC 815-10-55-5b.  The maximum amount in this case is the total available capacity of the data center, which we note is greater than the forecasted amount.

Codification paragraphs on notional amount

Grapevine – In order to determine the notional amount of the contract, we used ASC 815-10-55-5c as there is a minimum amount stated in the contract.  However, as our forecasted usage is greater than the minimum amount, the forecasted usage was determined to be the notional amount of the contract.

Slough – In order to determine the notional amount of the contract, we used ASC 815-10-55-5b.  We determined that while there is no minimum or maximum amount stated in the contract, the forecasted amount of power usage under the contract was determined to be the notional amount of the contract.  Consistent with ASC 815-10-55-7b, the notional amount (forecasted usage) does not exceed the maximum amount.

Normal Purchase/Normal Sale

We concluded that each of our two fixed price power contracts were requirements contracts under ASC 815-10-55-5 as they are for the purchase of a commodity (power) used in the ordinary course of our business.  Under ASC 815-10-15-22 through 15-51, the following four elements are needed for a contract to qualify for the normal purchases and normal sales exception: a) normal terms that are consistent with the terms of the entity’s normal purchases, that is, the quantity purchased must be reasonable in relation to the entity’s business needs; b) the contract does not have a price based on an underlying that is not clearly and closely related to the asset being sold or purchased; c) it must be probable at inception and throughout the term of the individual contract that the contract will not settle net and will result in physical delivery; and d) the entity must document the designation of the contract as a normal purchase or a normal sale.

a)
As noted above, the notional amount of each contract is our forecasted usage at each data center.  As we cannot take more power than what we will use in the ordinary course of business, we determined that the contracts possess this element.

b)
Under the terms of the contracts, we are charged a fixed rate that includes charges for commodity, energy (shaped), and ancillary services.  As such, the underlyings determining the price are clearly and closely related to the electricity being sold to us.

c)
The contracts were entered into to supply electricity for our data centers.  Physical delivery is probable as electricity is vital for the operation of the data centers and the consumption is predictable as it is primarily based on the consumption of power by the servers and related data center equipment.  At the time we entered into the contracts, we had recently completed expansions of each of the data centers with additional expansion plans in place to support our future growth.  Based on these factors, the probability of net settlement was remote as the power was critical to operating the data centers.  In addition to assessing the probability of taking physical delivery at the inception of the contracts, we also monitor it throughout the term of the contract to verify that it is still probable that we will take physical delivery and not net settle. As a result of the expansion and growth of the data centers, net settlement has not occurred on either of the contracts and we continue to believe it is probable that net settlement will not occur throughout the remaining term of the contracts.

d)	We documented the designation of all fixed price electricity contracts as meeting the normal purchase and normal sales exception.

As all of the above elements were present in the contracts, we concluded that the contracts qualified for the normal purchases and normal sales exception.

Scope exceptions

As noted above, both contracts qualified for the normal purchases and normal sales exception and therefore are not accounted for as derivative instruments.

Contemporaneous documentation

The fixed price power contract for the Grapevine data center was the first time that we entered into such a contract.  In conjunction with the contract, we prepared documentation that supports our conclusion that the contract qualifies for the normal purchases and normal sales exception.  The related memorandum first defines its purpose and describes the key terms of the contract.  It then explains how the contract meets the definition of a derivative (it has a notional and one or more underlying, requires no initial net investment, and its terms require or permit net settlement).  Next, the memorandum clearly outlines the process we performed in concluding that it qualified for the normal purchases and normal sales exception (a summary of which is included above).  Finally, our documentation states that we elected to apply the normal purchases and normal sales exception to all future contracts that are entered into to provide secure electricity at stated prices for the data centers and other facilities, which includes our Slough data center contract.

Item 8 - Financial Statements and Supplementary Schedules

Notes to Consolidated Financial Statements

Revenue and Deferred Revenue, page 67

5.
We note your disclosure on page 39 that bad debt expense increased $3.4 million in 2009 primarily due to customers generally extending payment terms or not being able to pay as a result of the recent economic conditions. Please tell us how this has impacted your revenue recognition.

We respectfully advise that customers delaying payment and a higher customer default rate did not materially impact revenue recognition in 2009.  To clarify for the Staff, we generally did not contractually extend payment terms with our customers.  However, due to the widespread economic downturn and the tightening of the credit markets, we did experience payment delays by certain of our customers.

Pursuant to our revenue recognition policy, revenue is recognized when pervasive evidence of an arrangement exists, the related services have been provided, the amount of fees to be paid by our customer is fixed or determinable and collection of the fee is reasonably assured.  In assessing collectability, we evaluated factors such as extended payment terms, terms that are outside the normal credit terms for the customer, and other unusual credit or payment terms.  These terms may be indicative of a collectability issue and should be understood when applying the company’s revenue recognition policies.  In addition, we monitor accounts with balances aged more than 90 days to determine if we should continue to provide hosting services, or suspend the customer’s hosting services altogether. We generally do not extend payment terms on a significant balance that has aged more than 120 days without a secured line of credit.  When we believe the customer no longer has the ability to pay or if there is significant risk of non-payment, we generally suspend services until a cash payment is made.  If we elect to continue providing services beyond the point that we believe collection is reasonably assured, we defer the revenue.  When the uncertainty relates to collectability and arises subsequent to the time revenue was recognized, we recorded a separate bad debt provision to reflect the uncertainty of customer payment.  The amount of revenue originally recorded was not adjusted.

In addition, at each reporting period, we estimate the amounts of probable and estimable losses resulting from our customers’ inability to pay based on a number of factors, including customer payment history and creditworthiness.  When evaluating the adequacy of allowances, we analyze accounts receivable, current economic conditions and trends, historical bad debt write-offs, customer creditworthiness, and changes in customer payment terms.

During 2009, our bad debt expense increased approximately $3.4 million due in part to increased receivable balances and revenue volumes (approximately 18% revenue increase from 2008 to 2009), as well as increased customer default on payment, principally from the deteriorating economic conditions.  Also, bad debt expense as a percentage of net revenue increased only slightly from 0.7% in 2008 to 1.1% in 2009.  During this period, we continued to consistently apply our policies and procedures associated with revenue recognition, including assessing the collectability of customer fees at the point of recognition, and the periodic assessment of ultimate collectability of outstanding balances.

In conclusion, throughout 2009, we consistently applied our internal policies, but did recognize an increase in bad debt expense due to poor economic conditions.  The rapid decline in the economy, as well as the lack of available credit resulted in many small to medium size business failures and a higher customer default rate.  However, this decline did not materially impact revenue recognition.

Note 20. Segment Information, page 90

6.
We note your disclosure that you have three operating segments based around products and services and that as a result of your evaluation of the criteria for aggregation by products and services, you determined that you have one reportable segment. Please provide us with a quantitative analysis demonstrating how your three operating segments have similar economic characteristics. Refer to paragraphs ASC 280-10-50-11 and 50-13 and ASC 280-10-50-55-7A through 55-7C.

We acknowledge the Staff’s comment and offer the following supplemental information in response to each of the aggregation criteria, as well as an analysis of how our three operating segments have similar economic characteristics.

We have determined that Rackspace Hosting Inc. (Rackspace) operates in one reportable segment – Hosting.  As detailed below, the Hosting Segment includes three operating segments that are aggregated because they have similar economic characteristics and meet the aggregation criteria of ASC 280.  The three types of services that comprise our Hosting Segment are the following:  Dedicated Hosting, Cloud Hosting and Cloud Applications.  Each of these operating segments is similar in that they provide computing power through a dedicated or shared hosting environment.

Aggregation Criteria and Similar Economic Characteristics

ASC 280-10-50-11 states that segments may be aggregated into a single operating segment if they have similar economic characteristics: operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term gross margins for two operating segments would be expected if their economic characteristics were similar.  Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principle of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services. The nature of the services in all three operating segments focus on providing computing power to our customers based on their individual requirements.

b.
The nature of the production processes.  The nature of the production processes of our operating segments is similar.  We utilize owned or leased data centers that contain the equipment and software that host the services provided to customers.  We have dedicated support teams that focus on delivering Fanatical Support®.

c.
The type or class of customer for their products and services.  Our customers primarily consist of small to medium size businesses that have decided to outsource all or a portion of their IT needs.  We do provide services to enterprise companies for a certain portion of their IT needs that they wish to outsource.

d.
The methods used to distribute their products or provide their services. The methods of distributing services are similar for our operating segments. When a customer requires any of our services, they contact a sales representative or their account manager or may procure services directly over the internet, and then a team of Rackers work to deploy their IT environment. Hosting services are delivered through a shared or dedicated infrastructure.

e.	If applicable, the nature of the regulatory environment. There is no significantly different or unique regulatory environment for any of our operating segments.

We advise that our three operating segments meet the general aggregation criteria in ASC 280-10-50-11.

Our key economic characteristic for comparing our operating segments is gross margin.  Gross margin for a given operating segment will vary from time to time based on factors such as economic conditions, acquisitions, product launches, vendor pricing and asset allocation decisions.  We recognize that the difference in our gross margins across operating segments today is a range of 7 to 15 percentage points.  After certain adjustments to normalize for one-time items and other adjustments, the gross margin is within a range of 4 to 7 percentage points, and as such we have concluded that the current economic characteristics are similar.

Furthermore, ASC 280-10-55-7a, states that the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.  As such, we based our conclusion that our three operating segments have similar economic characteristics on the similarity of the expected future gross margin of each segment.  Over a five year period, we expect our gross margins to be consistent across all operating segments.  This is primarily due to the continued growth in the Cloud operating segments both domestically and internationally, as well as the incremental margin opportunities in these businesses as they continue to scale.  In addition, we have communicated to the investing public on several occasions that over a five year period we expect our gross margins to be similar across all operating segments.   We concluded that the similarity in forecasted future gross margins indicated that the segments had similar economic characteristics and that it was appropriate to aggregate the segments.

In the future, we expect margins will continue to be similar between our operating segments due to company-wide efforts to develop technologies that will support all of these segments and as we move towards one integrated hybrid offering.  Hybrid hosting is the combination of traditional Dedicated Hosting and Cloud Hosting and Applications as a single technical solution, and will result in a shared cost structure and consistent margins across the different operating segments.  We believe the future of Rackspace includes a move toward each customer purchasing both Dedicated Hosting and Cloud Hosting and Application services as one integrated offering.

In addition to reviewing the segments’ gross margins, we also looked at the revenue growth forecasts of the segments.  While we expect our two Cloud operating segments to have larger percentage revenue growth through 2015, we expect that the absolute dollar growth in revenue by 2015 will come equally from our Dedicated Hosting operating segment and the two Cloud operating segments.

Based on the foregoing, we concluded that the operating segments met the aggregation criteria discussed above and as such are appropriately presented as one reportable segment, in accordance with ASC 280.  We do not believe that the separate reporting of operating segment information would add significantly to an investor’s understanding of our business because the operating segments have characteristics so similar that they can be expected to have essentially the same future prospects.

Operating Segment History and Background

Management concluded that each of the three hosting offerings is an operating segment as defined by ASC 280; given each has the following characteristics:

(a)	Engages in business activities from which it may earn revenues and incur expenses

(b)
Operating results of the component are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

(c)	For which discrete financial information is available.

Dedicated Hosting generates a substantial portion of the company’s revenues and expenses and is a more mature business as it has been Rackspace’s core offering since inception of the company.  The Dedicated Hosting operating segment utilizes dedicated servers to support customers’ IT needs by providing the hardware, software, data center infrastructure and customer support.

We began to offer Cloud Hosting services in 2006 and have experienced significant growth since that time.  Our Cloud business has also grown through the acquisition of Slicehost, LLC in 2008.  Cloud Hosting consists of customers sharing servers in a pooled environment that strives to optimize the use of the servers.  As with Dedicated Hosting, this model provides customers with the hardware, software, data center infrastructure and customer support.

The third operating segment is Cloud Applications, consisting primarily of mail hosting and storage.  This service developed initially from Dedicated Hosting customers requesting hosting services for email.  Rackspace provides this service in conjunction with a customers’ use of Dedicated Hosting needs or as a separate service, providing the customers with the servers, software, data center infrastructure, and customer support. Cloud Application has also grown through the acquisition of Webmail.us, Inc. in 2007, as well as Jungle Disk, Inc. in 2008.

 Our operating segments represent separate service offerings that provide our customers the ability to purchase computing power based on their individual needs.  Our customers typically evaluate their IT needs then determine the most cost efficient hosting solution from our portfolio of services.  The three operating segments have very distinct similarities as each:

(a)	Provides customers with computing power through a dedicated or virtual hosting environment.

(b)	Manage and operate the IT infrastructure for our customer’s critical applications.

(c)	Service is backed by our Fanatical Support® commitment.

Item 9.A- Controls and Procedures

Changes in internal controls over financial reporting, page 94

7.
Your disclosure indicates that there were no material changes to the company's internal control over financial reporting that occurred during 2009. Please confirm to us and in future Forms 10-K disclose whether there were changes to internal controls over financial reporting during the last fiscal quarter (the fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Rackspace confirms that there were no changes to internal controls over financial reporting during the fourth quarter of 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. In addition, we will disclose whether there were such changes to internal controls over financial reporting in our future filings.

Item 15 - Exhibits and Financial Statement Schedules, page 96

8.
We are unable to locate disclosure that specifically incorporates previously filed exhibits into this Form 10-K. As you know, exhibits required to be filed by Form 10-K and Item 601 of Regulation S-K must be either filed with the Form 10-K or specifically incorporated by reference. Although you have listed exhibits and identified where they can be found you have not incorporated them by reference into your Form 10-K. Your language under Item 15(b) is unclear. Please advise or revise.

We advise the Staff that the language contained in Item 15(b) was intended to specifically incorporate by reference the Exhibits listed but not filed in the 10-K. However, we note the Staff’s comment that the language is unclear and will revise the Item 15(b) language in future filings to clarify this point.

9.
We note that you were granted confidential treatment for portions of Exhibits 10.39 and 10.43. Please tell us why you have not marked the exhibit index to indicate that portions of the exhibits have been omitted pursuant to a request for confidential treatment. Refer to Section ILD.5 of Staff Legal Bulletin 1A.

We note the absence of markings in the Exhibit list in the 10-K that would indicate that portions of the indicated lease agreements were omitted pursuant to a request for confidential treatment. We will revise the exhibit index in our future filings.

*  *  *  *  *

Please direct your questions or comments regarding this letter to Alan Schoenbaum, Senior Vice President and General Counsel, by telephone at 210.312.4721 or by facsimile to 210.312.4848. Thank you for your assistance.

Respectfully submitted,

RACKSPACE HOSTING, INC.,
A Delaware corporation
/s/ Bruce Knooihuizen
Bruce Knooihuizen

cc:           Brian Beard, Wilson, Sonsini, Goodrich Rosati PC